                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                        TELTRAN INTERNATIONAL GROUP, LTD.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                DELAWARE
       (STATE OR OTHER JURISDICTION                      11-3172507
     OF INCORPORATION OR ORGANIZATION)      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                           ONE PENN PLAZA, SUITE 4632
                            NEW YORK, NEW YORK 10119
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                (212) 643-1600

                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

                         NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED

            Not applicable                               Not applicable

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

                                     PART I

                                    BUSINESS

ITEM 1. DESCRIPTION OF BUSINESS.

INTRODUCTION

Teltran International Group, Ltd. ("Teltran" or the "Company") was originally incorporated in Utah as Spectratek Incorporated in July 1983, and was subsequently reincorporated in Delaware as Teltran International Group, Ltd. on October 6, 1997. In 1993 we formed a wholly owned subsidiary, Teltran International, Inc. and we use Teltran International to engage in our international telecommunications business. Since 1998 our primary business is acting as a seller of telecommunications time. In 1999 we began operating an Internet portal. Prior to 1998 we were engaged in attempts to develop our business and did not receive any significant revenues. References to "we", "us", or "our" include Teltran International as well.

INDUSTRY BACKGROUND

During the last fifteen years, international telecommunications have changed dramatically. Deregulation has resulted in the end of monopolies and a proliferation of competitors. In addition, international agreements among most industrial nations have opened telecommunication markets to competition and foreign ownership. At the same time technology has changed adding to the overall efficiency of telecommunication services and increasing both call volume capacity and the quality of sound. These factors have also combined to reduce costs significantly. With the advent of new technology came the development of new methods of completing calls and reducing costs. One of the most prominent methods to achieve this is called refiling, which is the routing of calls from country A to country B for termination in country C. Because of the above mentioned changes, the rates charged callers using re-filed calls among the three countries is less than the rate they would otherwise pay for a connection directly between country A and country C.

Re-filing is typically achieved through a series of resale arrangements among carriers often involving the wholesale purchase of services on a per-minute basis by one long distance provider from another. A single international call may pass through the facilities of several long distance carriers and resellers before being terminated to a local telephone user by a carrier in the country of termination. Re-filing has caused the emergence of alternative international providers that rely on transmission services acquired on a wholesale basis from other long distance providers. These international providers include entities whose business is purely to act as a reseller.


The advent and proliferation of Internet Protocol, the computer language protocol used to transmit data over the Internet and managed networks, has added to the options available for the delivery of international telephone service. Internet telephony uses Internet Protocol and voice messaging equipment, or gateways, to receive voice messages, convert them into digital data packets, transmit them over the Internet at high speeds and retranslate them back into voice messages with digital clarity at the call receiver's end. The Internet telephony industry began in 1995, when experienced Internet users began to transfer voice messages from one personal computer to another. Subsequently, software was introduced which allowed personal computer users to place international calls via the Internet to other personal computer users for the price of a local call. Initially, the growth of Internet telephony was constrained due to the poor sound quality of the calls and because calls were mainly limited to those placed from one personal computer to another. However, as the industry has grown, substantial improvements have been made. New software has substantially reduced delays and improved voice quality. The use of private networks or Intranets to transmit calls as an alternative to the public Internet also helped to alleviate capacity problems. Developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet telephony.


Internet telephony provides customers with substantial savings compared to conventional long distance calls. The total cost of an Internet telephone call is based only on the local calls to and from the gateways of the respective Internet providers. As a result the call bypasses the international settlements process which requires using the more expensive transoceanic fiber networks of traditional carriers.

FACTORS THAT AFFECT THE TELECOMMUNICATIONS INDUSTRY

There is a chance technological changes in the telecommunications industry will make our business obsolete. We cannot guarantee that research and developments by others will not render our operations noncompetitive or obsolete. Our business strategy is subject to the risks inherent in the marketing of new services using new technologies and approaches in a rapidly evolving commercial environment. We cannot assure that unforeseen problems will not develop with these technologies or applications, or that we will be able to successfully address the technological challenges we encounter by entering into alternative arrangements for generating revenues.

Our success in the international telecommunications business may depend on factors beyond our control including the influence of domestic and foreign governments on our industry. We believe we will generate a substantial portion of our revenues by providing international telecommunications services to our customers on a wholesale basis. The international nature of our operations involves particular risks. These include changes in foreign government regulations and telecommunications standards, dependence on foreign partners, tariffs, taxes and other trade barriers, economic downturns and political instability in foreign countries. Our business could also be adversely affected by a reversal in the current trend toward deregulation, or upon a change in the business affairs of ITXC Corp. In addition, our business is subject to various U.S. and foreign laws, regulations, agency actions and court decisions. Our U.S. international telecommunications services are subject to regulation by the FCC. The FCC requires international carriers to obtain authorizations under Section 214 of the Communications Act of 1934 prior to purchasing or leasing international facilities, or providing international service to the public. We have obtained the necessary licensure to conduct our business. We may be adversely affected by regulations of foreign governments as we seek to establish local affiliates outside of the United States. Foreign regulations may also affect affiliates that complete calls on behalf of our clients.



There are several factors unique to the telecommunications industry that may negatively influence our operating results, including revenues, costs and margins. Our revenues, costs and expenses may fluctuate in the future as a result of numerous factors. Our revenues in any given period can vary due to factors including call volume fluctuations, particularly in regions with relatively high per minute rates; the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; and financial difficulties of major customers; pricing pressure resulting from increased competition. Technical difficulties or failures of portions of the ITXC system or other provider may impact our ability to provide service to our customers by preventing us from delivering call traffic. Additionally, technical difficulties with the network may cause loss.



HISTORY



Initially we intended to concentrate our efforts on establishing and operating a global messaging business. By pursuing that strategy we intended to provide our customers with a universal mailbox and a platform that was capable of generating multimedia broadcasts of messages and documents received by the client. In other words, the messages could be faxed or otherwise delivered to various locations within an enterprise. As an adjunct to our global messaging service we also intended to provide enhanced fax services including fax broadcasting. We postponed our efforts to provide global messaging services because of our inability at the time to obtain financing for equipment and due to the new telecommunications opportunities presented by Internet telephony. We derived insignificant revenues from the provision of global messaging services for clients through April 1998. After April 1998, we focused our efforts on exploiting opportunities in Internet telephony and derived revenues providing services as a refile hub for and affiliate of OzEmail Interline Pty, Limited. OzEmail Interline Pty Limited is a subsidiary of OzEmail Limited, a wholly owned Australian subsidiary of MCI WorldCom, Inc.. On November 30, 1999 ITXC Corp purchased the intellectual property and contractual rights associated with the operations of the Internet Telephony business of OzEmail Interline Pty Limited. We are operating our Internet telephony business through the ITXC and may establish our own systems for traffic between different countries.



                               INTERNET TELEPHONY



INTERNET TELEPHONY DESCRIPTION



Internet telephony is the use of the worldwide Internet system to transmit telephone fax and other communications between two countries. This process consists of receiving a call or transmission, usually through a local carrier, to a switch, which contains software, which converts the voice input from the transmission to digital data, which is then routed to another country over the Internet. The basic equipment, which converts the transmission and routed is called a gateway. The Internet call is directed to a receiving country. A gateway in the receiving country performs the reverse process converting the digital data from the Internet to a voice format. This in turn is transmitted through local providers to the ultimate destination.



The heart of any Internet telephony system is the gateway. There are several providers of gateways, including Lucent, Cisco and Voice Tech. OzEmail utilized their own gateway, which contained proprietary software. Each gateway, depending on the manufacturer, is capable of handling from twenty-four or more simultaneous calls. The gateway is also used for billing, rating and verification purposes.



The typical structure of a call placed through the Internet telephony system is as follows:



o a person originates a domestic telephone call to a facility containing gateways;



o the call is connected into a digital form and delivered to the Internet through the gateway and is routed to the country of destination;

o the Internet transmission connects to a gateway in a foreign country where it is converted to analog and connected to foreign domestic local telephone network; and



o the call is received by the person to which it was directed as a normal telephone call.



All the calls are processed by the Gateway which is also used for billing, rating and verification purposes. The whole process is generally completed within seconds.



INTERNET TELEPHONY SYSTEM



OZEmail, before its sale to ITXC, operated and ITXC operates an Internet telephony network. The network consists of a consortium of companies in various countries to act as affiliates of the network for the transmission and receipt of service worldwide. All systems use Gateways located in various parts of the world tied together by a network for the transmission, routing and connection of voice, data and fax communications through the Internet. The network may also utilize other conventional systems to organize and complete calls. In this case of OZE mail proprietary gateways were used. Thus the network consists of affiliates in various countries joined together to provide international service. Each affiliate primarily furnishes origination services in its area of affiliation but also furnishes termination service in its territory enabling affiliates in other countries to route calls into its territory for termination through the local affiliate over conventional public switched telephone networks. The local affiliate receives a termination fee for the completion. Each affiliate markets the service in its territory offering origination-calling services through the network. Each local affiliate is required to pay a fee to the network for all international services of the affiliate's customers routed through the network.





If no affiliate has been appointed in the country of destination, the call will be routed through an affiliate acting as a refile provider in a third country for the least expensive routing.



TELTRAN RELATIONS WITH INTERNET TELEPHONY NETWORKS



In 1998 we were appointed as a refile hub for OzEmail in the United States for calls terminating in countries without OzEmail affiliates. As a refile hub, we received calls for the OzEmail system and directed them through the least expensive routing to countries which have no OzEmail Internet termination. We derived approximately $535,200 in revenues from this activity in 1998 but this source has declined to $93,600 through the first six months of 1999. The decline resulted from the utilization by OzEmail of a related party as a refile hub and to a lesser extent from an increase in affiliates.



In October 1998 we were appointed a non-exclusive OzEmail affiliate in the United States. This designation enables us to sell international voice telephone availability through the OzEmail Internet system utilizing OzEmail technology and protocols to clients in the United States. In this capacity, our main focus has been the wholesaling of Internet telephony capacity from North America to other locations around the world within the OzEmail network.



In the first quarter of 1999, we entered into agreements to serve as a United States affiliate to provide call connection services from the United States to the Netherlands Antilles and South Africa. Prior to June 1999, we did not derive significant revenues from our affiliate operations. It took us, or our clients, a substantial period of time to complete testing, obtain compatible equipment and software and to complete arrangements with local telephone companies. In June 1999 we began service to Netherlands Antilles and South Africa for two clients. Through November we have completed calls totaling 2.5 million minutes.



Generally OZE mail only permitted one affiliate in a country. By November 1999 we obtained affiliate status in the United Kingdom and Ireland through ChannelNet subsidiary and completed contracts with a local entity to become an affiliate in Pakistan. Subject to final agreements we received permission to become an affiliate in Bangladesh and Israel. In November 1999 OZE mail disposed of its Internet telephony business to ITXC. We then entered into a new arrangement with ITXC superceding our past arrangements. We believe the new arrangement will have substantial benefits as ITXC imposes less restrictions upon its affiliates. Unlike OZE mail, ITXC does not limit the number of affiliates in any country. We are now free to become an affiliate in as many countries as we may desire. ITXC also does not require the use of proprietary gateway. We may use any commercial gateway as long as there exists a similar gateway in the receiving country. Finally ITXC will provide the gateway for calls originating in a country in which we are an affiliated and terminating with ITXC affiliate. We are required to provide other gateways. We are also free to purchase gateways from third parties and establish our own network between any two countries.



By establishing gateways, either as an ITXC affiliate or directly, in other countries and sending calls through our own network for specific countries, we would have the ability to receive revenues from both ends of a call. In most instances we contemplate entering into arrangements with a local partner to implement foreign arrangements.



ITXC requires its affiliates to purchase a sufficient number of gateways to provide their services and to test them over a period of several weeks to determine the quality of service to the particular destination. We had purchased twelve gateways for an aggregate cost of $108,000 to service our existing United States clients at present levels. We believe our twelve gateways will be sufficient to handle the call volumes we currently handle. We are currently in the process of transitioning our current gateways from OzEmail equipment to ITXC owned and Teltran owned equipment. This process is scheduled to be completed by the end of January 2000. These are being provided at no cost. We may receive additional gateways from ITXC at no cost as long as these gateways are used exclusively for sending calls over the ITXC network. We also may purchase additional gateways outright for our own use. In any event, if the volume of calls we handle from our contracts grows to projected levels, or we initiate call services under additional contracts, we will need to purchase additional gateways. New gateways presently cost approximately $9,000 to $17,000 per 24 port unit, depending on the configuration required by our customers or local telecom regulation. We house all of our gateways at a technical facility operated by an unaffiliated party located close to our offices in New York City and Manchester, UK.





ITXC/OZEMAIL AGREEMENTS



Our OzEmail affiliate agreements were in effect replaced by an agreement we signed with ITXC on November 23, 1999. Under the WWExchange Network Services agreement and addendum signed with ITXC, each company will provide termination services for calls from Internet telephony or public switched telephone networks. ITXC, at its own cost, will provide Teltran with five E-1 gateways. The contract runs through May 19,2002, but may be terminated on 60 days' notice. The relationship established by the agreement is non-exclusive, and either company may provide termination services for other parties. We are authorized to originate calls that will terminate to worldwide destinations over the ITXC Internet Telephony network and terminate calls that originate from the ITXC network. In effect, Teltran can become both a vendor (affiliate) and customer for ITXC. The gateways that we operate in the United States and abroad will transmit calls over the Internet worldwide through ITXC's or our own interconnected systems. As an affiliate or vendor for ITXC we must purchase the necessary gateways to provide that service. ITXC will purchase and install for us, as its customers the gateways needed to originate calls that will terminate within the ITXC network. Affiliates in the ITXC system are also obligated to provide termination services to other ITXC affiliates in other countries, over ITXC's interconnected systems. Affiliates providing termination services charge originating affiliates a fee based on the rate the terminating affiliate has negotiated with the local carrier to terminate the call in the jurisdiction of its affiliation. ITXC collects the fees from the originating affiliate and, after deducting a service charge or mark up, remits the fee to the terminating affiliate.


OTHER POSSIBLE ARRANGEMENTS


Teltran regards itself as a telecommunications reseller and may enter into arrangements for the resale of telecommunications time not involving the ITXC network. Future arrangments may involve entirely different providers or a combination of ITXC and other providers.


GOVERNMENT REGULATION

We are licensed as an international reseller under Section 214 of the Federal Communication Act. This regulation does not impose significant restrictions on our daily operations. We however are also affected by foreign regulators or foreign government owned telephone systems. We or our affiliates may be required to obtain permission in connection with our client contracts. We will also be subject to foreign regulation if we are able to establish affiliates in foreign countries. For example, some foreign countries may limit the orgination or termination of calls to and from their jurisdictions. The United Kingdom regulates the award of premium-rate telephone services.

MARKETING/CUSTOMERS


During 1998 our principal customer was OzEmail under the refile arrangement. During 1998 we received approximately 79.3% of our revenues from OzEmail. We do not anticipate that we will derive significant refile revenues from OzEmail in the future. As a result of resale arrangements entered into by us, we do not believe we are dependent upon OzEmail as a refile customer. We derived 17.1% of our revenues in 1998 from Telecom 2000 for providing it with domestic long distance capacity. This arrangement has terminated.


We market our service through our executive officers, one of whom is the vice president of sales and marketing. We have also entered into non-exclusive arrangements with agents who will receive a commission from the revenues generated by any of our customers introduced by an agent.

COMPETITION


Currently, we compete with numerous other long distance resellers and providers. We believe our significant competition will be independent resellers and providers including providers of competing voice telephony systems. Other competitors may include large telephone carriers like AT&T, MCI/WorldCom and Sprint, as well as other providers of international long distance services like STAR Telecommunications, Inc., and corporate alliances that provide wholesale carrier services, like "Global One". In addition, we have a non-exclusive affiliate arrangement with ITXC, therefore ITXC is free to appoint other affiliates which may result in our facing substantial competition from within the ITXC system. Many of our competitors are likely to be significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than we do.

We compete for customers in the telecommunications markets primarily based on price and, to a lesser extent, the type and quality of service offered. Increased competition could force us to reduce our prices and profit margins if our competitors are able to procure rates or enter into service agreements that are comparable to or better than those we obtain, or are able to offer other incentives to existing and potential customers.

EMPLOYEES


We have eight full-time employees in New York, seven of whom are engaged in executive and technical functions and one of whom is a clerical employee. We also have five full time employees in the United Kingdom as a result of our Channelnet acquisition. We also utilize consultants.


TECHNICAL FACILITY

We have an oral arrangement with an unaffiliated party by which our technical equipment is housed and maintained at this party's colocation facility in New York City located on the same block as our headquarters. All equipment, connections and telephone lines between us and our customers and overseas providers are located at this facility. We utilize the owner's equipment to effect these connections.

OMNICOM

In May 1999 we acquired all the shares of Omni Communications, Inc. Since it was formed in May 1994, "Omnicom" has been an authorized agent of UniDial Communications located in New York City. Omnicom had nominal assets and minimal annual revenues. UniDial is a telecommunications reseller. Resellers buy wholesale services from major carriers like IXC, Sprint, Internet Service Networks and local Bell companies to provide a spectrum of services to customers. We believe that the acquisition of OmniCom will complement our line of telecomunications products and accelerate our entry into the area of switched and dedicated phone services. These include 1+ outbound and toll free inbound calls, networking, frame relay, wireless phones and service, Internet access, debit cards, billing software, multi-media conferencing and network marketing services. We also plan to feature UniDial services on our website, http://www.teltran.com, in order to attract more small to mid-size businesses to our retail marketplace. Omnicom was acquired for 126,788 shares of our common stock. Even though the principal shareholder of Omnicom was an officer of Teltran, we believe the acquisition was made on arm's length terms. Omnicom presently utilizes our offices.

ANTRA/RECORDSTOGO.COM


In April 1999, we exchanged 2,000,000 of our shares for 2,000,000 shares of Antra Holding Group Inc. As a result of the transaction Antra may be deemed a principal stockholder of Teltran. Antra is a public company engaged through subsidiaries in the music business. We made the exchange because we intended to enter into ventures with Antra and because we thought that their stock was of comparable value. To protect each party, there will be an adjustment in the number of shares owned by an entity if there is a disparity in the relative market value of the two entities. Antra and we have formed a corporation to establish a website for the sale of music recordings. We each will be equal owners in the new corporation, although we will grant a minority interest to a supplier. The corporation has completed the basic design of the website. This joint venture contemplates beginning testing in January 2000 and sales in February 2000.


CHANNELNET


We acquired all of the outstanding shares of ChannelNet Ltd. common stock on August 16, 1999, effective as of June 1, 1999, from an unaffiliated third party in an arm's length transaction. ChannelNet was incorporated in May 1999 under the laws of England and Wales and is located in Manchester in the United Kingdom. ChannelNet provides premium rate telecommunications services to customers in the United Kingdom. Premium rate services are the United Kingdom equivalent of "900" number services in the United States. The dominant services are or will be provided primarily for Tarot card readings, voice messages, charitable solicitations and other non-adult services. ChannelNet had insubstantial assets and liabilities. A primary reason for the acquisition was ChannelNet's potential as an affiliate of the ITXC network. ChannelNet is an affiliate of ITXC in the United Kingdom and Ireland. It has also received indication that upon presentation of a proper plan, it will be appointed an affiliate in Turkey, Greece, Cyprus, Turkish Republic of North Cyprus, and India. We entered into an agreement with the former stockholder of ChannelNet to purchase telecommunications equipment that is necessary for the operation of the ChannelNet business. Under that arrangement we will use the equipment in our operation of the ChannelNet business but will not acquire title to it until we complete making payments of approximately $535,000 in the aggregate by February 2001.


In consideration of our acquisition of the ChannelNet stock, we issued to the former shareholder of ChannelNet 94,500 shares of our common stock and we will be obligated to issue additional shares based upon earnings generated by the acquired ChannelNet business operations during the period of September 1999 through February 2001. In addition, we entered into an employment agreement with the key employee of ChannelNet for the operation of the ChannelNet business. This agreement provides in part that we will issue to that individual shares of our common stock based on the future earnings of the ChannelNet business.








ChannelNet has entered into an agreement with Norweb Telecom Limited, a national telecommunications network operator in the United Kingdom, indicating the intent of the parties to work together to develop opportunities in Internet telephony. As a result of this relationship, traffic can originate in the United Kingdom and Ireland for worldwide distribution over Teltran's Internet telephony network. Furthermore, traffic originating in other parts of the world can also be terminated in the U.K. Teltran and Norweb are exploring additional ways to take joint advantage of their geographic reach, technical expertise and distribution capabilities to offer additional services and to reach additional customers.



In connection with this agreement, Norweb and ChannelNet entered into an agreement on November 23, 1999. Under the latest agreement with Norweb, ChannelNet will provide telecommunications services to Norweb, enabling Norweb, in turn, to provide Voice-over-Internet Protocol services to a customer. The contract runs for a minimum of six months. The contract calls for 3.5 million minutes per month in the first 90 days, rising to 5 million minutes per month after the initial 90-day period.



INTERNET PROTOCOLS LTD.



In December 1999, we acquired Internet Protocols Ltd. Internet Protocols Ltd., which is based in the United Kingdom, commenced operations in 1999 as a provider of equipment and services to Internet service providers. Internet Protocols Ltd. provides Internet access services and installs wiring permitting customers to connect their computers to the Internet or to communicate with other computers. It seeks to enter into revenue-sharing arrangements with its customers for providing the use of equipment to access the Internet. It also offers to provide other services to its customers.


INTERNET PORTAL


Because it presented an opportunity that could be accomplished inexpensively, in February 1999 we instituted a web portal. A portal is a website which enables the user to access various other web sites without multiple steps, therefore saving the user time. We believe that maintaining an Internet portal will assist us in establishing a presence as an Internet service provider. While maintaining a website is not related to our Internet telephony business, we believe creating an Internet environment will enhance the brand recognition of the "Teltran" name and could potentially establish us as a well-regarded Internet brand. Our Internet portal contains direct links to many commercial sites. Recently, we provided access to brokerage firms through the portal and anticipate receiving payment from brokerage firms utilizing this service based on customers' business introduced to the brokerage firm through the portal. We have affiliate arrangements with retailers under which we will receive a percentage of revenues generated by consumers accessing the site through our portal.


Teltran now offers unlimited Internet access service for retail customers via the www.Teltran.com web portal. Customers may sign up for a personal dial-up Internet account which includes unlimited Internet usage, an e-mail account, a personal home page and other features. Customers may also sign up for dedicated connection accounts featuring high-speed access to the Internet. Advanced features also include custom web site design and development services, web hosting, and e-commerce solutions. Teltran will also offer Internet fax capability.

We are also engaged in additional activity through our web portal. We have finalized an arrangement with Antra Music Group Ltd., a subsidiary of a principal shareholder, to establish a website, http:// www.recordstogo.com, for the sale of music. Initially this website will be utilized as a vehicle to sell records belonging to an unaffiliated third party. We expect www.recordstogo.com, to increase our revenues through the sale of records, advertisements and music merchandise and to also attract more traffic to our web portal through cross linking.


Teltran is developing "Chat-over-IP" with LANSource Technologies on an informal basis. LANSource is now a subsidiary of 3Com Corporation. The "Chat-over-IP" website (http://chatoverip.com) offers an opportunity for people interested in technological and business issues relating to "XoIP" services (e.g., Voice-over-Internet Protocol and Fax-over-Internet Protocol). Major vendors to the XoIP industry contribute to or sponsor the site: past sponsors include Microsoft, 3Com, Cisco, Brooktrout and Dialogic). Teltran has no other relationship with either LANSource or 3Com.


SEASONALITY

Our Internet telephony business is not subject to seasonal variations in volume of calls. However, our Internet portal experienced a decline in traffic during the summer of 1999, as compared to the preceding months. Management believes that the decline is due largely to the increased amount of time many Internet users spend outdoors during the warmer weather.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this registration statement.


Forward-looking statements



Some of the statements contained in this prospectus may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various known and unknown risks and uncertainties and Teltran cautions you that any forward-looking information provided by or on behalf of Teltran is not a guarantee of future performance. Our actual results could differ from those anticipated by the forward-looking statements due to a number of factors, some of which are beyond Teltran's control, including:



   o the volatile and competitive nature of the telecommunications and Internet industry;


   o     changes in domestic and foreign economic and market conditions;


   o the effect of federal, state and foreign regulation on Teltran's business in general and on the telecommunications and Internet industries;


   o failure of Teltran, its vendors or other third parties to achieve Year 2000 compliance;


   o     changes in technology;


   o     reduced telecommunication rates;


   o     delays of third parties in commencing service;  and


   o the impact of recent and future acquisitions on Teltran's business and financial condition.



Teltran does not undertake any obligation beyond the requirements of the federal securities laws to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.



Plan of operations


Prior to April 1998 we were essentially a start-up venture. During 1998 most of our revenues were derived from acting as an OzEmail refile hub in the United States. During 1999 these revenues were fully replaced by our successful efforts of promoting our Teltran Internet telephony service as well as establishing businesses for our web portal. Therefore comparisons between 1998 and 1999 will be of limited value.


During 2000 our plan of operation is to:



   o enter into and implement arrangements to provide wholesale customers throughout the world with Internet telephony. We have already entered into several agreements to provide these services and others are scheduled to commence in the fourth quarter. We are negotiating additional similar arrangements. Each of these arrangements requires us to expend money for equipment purchases and the payment of various fees.


   o seek to enter into arrangements to provide Internet telephony in additional countries in a manner that will enable us to participate in revenues on both ends of a call. We have recently finalized agreements to originate and terminate traffic in Pakistan. We have also established international telephone operations in the United Kingdom through ChannelNet, our newly acquired entity in England.

   o utilize ChannelNet switching to reduce the costs of worldwide terminations.


   o develop marketing strategies with Norweb, a national telecom network operator in the UK, and utilize our alliance with them to expand our Internet telephony network.


   o enhance our portal by providing additional related business services. These including offering banner ads, sponsorship agreements and other types of advertising. We will also develop additional sales affiliate arrangements on our portal and continue to run live Internet chats on a monthly basis.


   o operate our joint venture, RecordsToGo.com, for the sale an auction of music. The venture is in the process of obtaining partner/affiliate agreements with a variety of music and non-music websites and will be marketing RecordsToGo.com worldwide.


   o operate Internet Protocols Ltd., our newly acquired subsidiary in the United Kingdom.


   o promote and market our new Internet service provider service through our web portal, www.Teltran.com. The service will be competitively priced and will offer unlimited Internet access, free e-mail and free home pages to all users.


   o expand our sales staff to resell our UniDial services to commercial accounts. UniDial operates as an independent network of telecommunications resellers. UniDial services will also be marketed to individuals via our www.Teltran.com web portal.


   o promote and market our new "Fax over IP" service to our customers. This service allows users to send and receive faxes over the Internet at a reduced cost.


   o     hire new employees as needed because of increased activity.


   o     continue to augment other aspects of our telecommunications business.


       We cannot assure you that we will be able to successfully implement our plan.


       Nine months ended September 30, 1999 compared to nine months ended September 30, 1998 (unaudited)



       Our revenues were approximately $2,800,000 for the nine months ended September 30, 1999 while we received $449,000 for the nine months ended September 30, 1998. The increase in revenues is attributed to telecommunication services provided by our domestic subsidiary and recently acquired U.K. subsidiary. We anticipate increased revenues as a result of our recently acquired U.K. subsidiaries, continuing services to our principal domestic customers and from our strategic alliances.


       Our operating expenses during the nine months ended September 30, 1999 were approximately $1,199,000 compared to approximately $394,000 during the comparable period in 1998. The increased expenses were primarily attributable to an increase in salary expense and rent due to expanding our staff and office space. In addition, our professional fees increased due to our overseas acquisitions and increased filing requirements.


Liquidity



We had a working capital of approximately $7,800,000 as of September 30, 1999 compared to a negative working capital of approximately $208,000 as of September 30, 1998. The increase in capital resulted from receipt of proceeds from our placements totaling $1,890,000 and an increase in receivables and prepaid expenses in 1999. Since December 31, 1998 we received gross proceeds of $650,000 from the sale of convertible notes and exercise of warrants. All the notes have been converted into equity and we have been able to repay and terminate our factoring arrangement. In June 1999 we completed a private placement of shares of common stock and received approximately $1,240,000. Upon effectiveness of this registration statement and in the absence of adverse changes these purchasers are obligated to pay us another $400,000 for additional shares. We completed an additional private placement in December 1999 and received approximately $4,550,000.



In most instances capital requirements of our core business are not significant. To commence any new service, we will be required to purchase gateways, presently costing $between 10,000 and $17,000 each. Additional gateways may be required based on call volume after commencement of service, but these will only be purchased if revenues justify the purchase. We may also purchase other equipment. There are additional start-up costs for each new contract. Indeed, we believe we will have significant equipment expenses. In most instances we believe that costs associated with these capital expenditures may be obtained from funds available and from cash flow. There may be instances, however, where a new contract or service because of its size may require significant capital expenditures. In those instances we may have to seek debt or equity funding. There is no assurance that we will be able to obtain funding on terms favorable to us. We also may have to contribute up to $300,000 to the joint venture corporation we own with Antra Holding Group, Inc. We have to make minimum cash payments of approximately $185,000 to our two principal executive officers.



We may have to pay additional costs if we form joint ventures to establish foreign affiliations and to pay for the salaries of executives to manage and operate the ventures.



A substantial portion of our current assets consist of shares of Antra Holding Group, Inc. In April 1999, we exchanged 2,205,000 of our shares for 2,000,000 shares of Antra. At the time of the exchange, Antra's shares had a market value of $3.00. Our holdings of Antra's shares are carried on our financial statements, under current assets, as a $6,000,000 investment. The shares of Antra are classified as marketable securities because Teltran owns less than 20% of Antra; the investment is carried using the lower-of-cost-or market method (as opposed to the "equity method"). Although these shares may not be sold until April 2000, the investment is classified under current assets because the shares will be eligible for resale under Rule 144 in less than 12 months.



We believe funds obtained and to be obtained from the sale of shares under present arrangements and cash flow from operations will be sufficient for working capital purposes at our present levels through the year 2000.



Changes in capital and accumulated deficit



Paid-in capital increased by approximately $20,482,482 during the nine-month period ended September 30, 1999. Of this increase, $12,367,190 was attributable to the stock dividends we issued in June and September 1999. Under generally accepted accounting principles, we offset this entry by adding $12,368,450 to the accumulated deficit and $1,260 to capital stock. As a result, there is no overall effect on stockholder's equity on account of the transaction. An additional $5,998,000 was added to paid-in capital with respect to the shares we issued to Antra in April 1999 in exchange for an equivalent amount of our shares. Additional entries were made to reflect amounts allocated for the issuance of additional shares: $674,484 for shares issued upon conversion of notes; $244,732 for shares issued upon the exercise of warrants; $188,905 for shares issued in connection with the ChannelNet acquisition; and $1,008,190 for other shares, including shares issued in the private placement in June 1999. An adjustment of $981 was made to reflect the rounding of fractional shares issuable in the two stock dividends.



Our deficit increased by $12,211,508 notwithstanding our consolidated net income of $157,923 for the period. The decrease was almost entirely attributable to the stock dividends, as discussed above. An offsetting adjustment of $981 was made to reflect the rounding of fractional shares issuable in the two stock dividends.



Year 2000 disclosure


With the new millennium approaching, many businesses and institutions are reviewing and modifying their computer systems to ensure they accurately process transactions relating to the Year 2000 and beyond, This effort is necessary because many existing computer systems and microprocessors with date functions, including those in non-information technology equipment and systems, use only two digits to identify a year in the date field and assume that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Computer systems that calculate, compare or sort using the incorrect date may malfunction causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in other normal business activities. Our failure to address potential Year 2000 malfunctions in our computer and non-information technology equipment and systems could have resulted in our suffering business interruptions, financial loss, harm to our reputation and legal liability.

We have completed a thorough audit of our Year 2000 state of readiness including seeking and receiving representations from OzEmail and our Internet service providers. As a result we have determined that our business is fully Year 2000 compliant. Although we cannot predict with complete accuracy, we nevertheless anticipate no potential liabilities or stoppages in our business as a result of the new millennium.

ITEM 3. DESCRIPTION OF PROPERTY


Our executive offices are located at One Penn Plaza, New York, New York 10119, where, under a new lease, we occupy approximately 4,800 square feet through March 31, 2010. The annual base rental for this space is approximately $180,000. Teltran will be responsible for utilities and other charges.



ChannelNet occupies an office at Enterprise House, 15 Whitworth Street West, in Manchester, U.K. The facility is leased by the former stockholder of ChannelNet, which is obtaining an assignment of the lease for the premises to ChannelNet.



The Company's telecommunication equipment is located and maintained at a separate facility owned by a third party. See Item 1 - "Description of Business
- Technical Facility."

Internet Protocols Ltd. has a 10-year lease, commencing in early 2000, for the space where it will house its equipment. The lease covers 1050 square feet at the London Switch, a facilities-management center. Internet Protocols Ltd. will have 80 racks for equipment. Internet Protocols Ltd. is permitted to provide additional racks to its customers for a fee. Internet Protocols Ltd. also maintains equipment at other locations, either with companies that provide it with services or under various short-term leases.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 10, 1999, information concerning the beneficial ownership of our common stock and as adjusted by any sale by

o each person who beneficially owns more than five percent of our outstanding common stock,

o  each of our directors,

o  each of the executive officers named in the summary compensation table, and

o  all our directors and executive officers as a group.

The Company has filed a registration statement covering the sale of substantially all of the Company's common stock owned by the individuals listed below. The address of each of these individuals is c/o Teltran International Group, Ltd., One Penn Plaza, Suite 4632, New York, New York 10119.

Information in the table reflects our recent 5% dividends to stockholders of record on June 3, 1999 and September 1, 1999. Share ownership includes both shares beneficially owned and shares a person has the right to acquire pursuant to any option or warrant which is presently exercisable or which may be exercised within sixty days.


                                                                   BENEFICIAL
                           NAME                NUMBER OF           OWNERSHIP
                                               SHARES              PERCENTAGE
                                               ------              ----------
Byron Lerner(1)...........................    1,148,805               7.4%
James Tubbs(1)............................    1,201,726               7.7%
Martin Miller(2)..........................      538,650               3.5%
Peter Biagioli(3).........................      264,600               1.7%
Antra Holding Group Inc...................    2,205,000              14.2%
    1515 Locust Street,
    Philadelphia, PA 19102
Balmore Funds SA..........................    1,174,929              21.3%
    Trident Chambers P.O. Box 146
    Road Town Tortola
    British Virgin Islands
All Officers and Directors
    (4 persons)(1)(2)(3)..................    3,238,306              20.8%


       (1) Includes currently exercisable options to purchase up to 863,626 shares of common stock

       (2) Includes currently exercisable options to purchase up to 538,650 shares of comnmon stock

       (3) Includes currently exercisable options to purchase up to 264,600 shares of common stock

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company are as follows:

NAME                 AGE                          POSITION
----                 ---                          --------


Byron R. Lerner....  55    President, Chief Executive Officer and Director
                           Executive Vice President, Chief Operating Officer and
James E. Tubbs.....  39    Director
Peter Biagioli.....  39    Vice President of Sales and Marketing
Martin Miller......  59    Director



Byron R. Lerner has been chief executive officer and president of Teltran since June 1997 and one of our directors since May 1996. Mr. Lerner was Teltran's chief financial officer between May 1996 and June 1997. Between 1993 and 1995, Mr. Lerner was president of International GlobalCom, a firm he founded which engaged in the resale of domestic and international long distance phone time. From 1990 to 1993 Mr. Lerner was president of L&S Communications, a reseller of domestic and international long distance telephone time.



James E. Tubbs has been our executive vice president and a director since May 1996. Between 1994 and 1995, Mr. Tubbs was president of OmniCom, a reseller of UniDial services; OmniCom is now a subsidiary of Teltran. From 1984 through May 1996 he was employed as an executive in various entities controlled by Brent Musburger, the sports broadcaster. Simultaneously Mr. Tubbs was employed in various capacities as an executive in sports and entertainment matters by the networks which engaged Mr. Musburger.



Peter Biagioli has been our vice president of sales and marketing since 1997. From February 1988 to January 1997 Mr. Biagioli was vice president of worldwide commercial development for the Manifest Division TNT Express Worldwide. During the period November 1982 to January 1988 he was employed by Avis Rent A Car System Inc. and was a regional sales manager for the New York Metropolitan market.



Martin Miller has been a Teltran director since November 1995. Mr. Miller, for the past five years, has been a manager of corporate finance for Millport Ltd., presently a Bahamian based advisor of foreign investors.


ITEM 6. EXECUTIVE COMPENSATION.


We have retroactively adjusted the information in this section to reflect the five percent stock dividends to holders of record on June 3, 1999 and September 1, 1999.



Our chief executive officer received the below listed compensation during the fiscal year ended December 31, 1998. No other executive officer's compensation exceeded $100,000 during that year.



                           Summary Compensation Table



                                                                            Long Term
                                                                      Compensation Awards
                                                                      -------------------

                                                                            Securities
                        Name and Principal Position  Year     Salary     Underlying Options
                        ---------------------------  ----     ------     ------------------
Byron E. Lerner                                      1998     $88,000        496,127 shares
    President and Chief Executive Officer..........  1997      37,500             --



All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. The board of directors annually elects executive officers to hold office until the first meeting of the board following the next annual meeting of stockholders and until their successors are chosen and qualified.



Option plan


We have adopted our 1998 Stock Option Plan for our officers, employees and consultants and for those of any of our subsidiaries. The option plan authorizes the grant of options to purchase 3,307,500 shares of our common stock after giving effect to our stock dividends. Options to purchase all 3,307,500 shares have been granted.

The option plan is administered by the board of directors. In general, the board, or a committee of the board, is empowered to select the persons to whom options would be granted and to determine, subject to the terms of the option plan, the number, the exercise period and other provisions of the options. The options granted under the option plan are exercisable in however many installments as may be provided in the grant.

Options granted to employees may either qualify as incentive stock options under the Internal Revenue Code or be non-qualified options. The board may determine the exercise price provided that, in the case of qualified options, the price may not be less than 100% of the fair market value of our common stock at the date of grant. In the case of qualified options granted to holders of 10% of or more the voting power of our stock, the price may not be less than 110% of the fair market value of our common stock at the date of grant. The aggregate fair market value, determined at the time the option is granted, of stock with respect to which qualified options become exercisable for the first time in any year cannot exceed $100,000.

The options are evidenced by a written agreement containing the above terms and other terms and conditions consistent with the option plan as the board of directors may impose. Each option, unless sooner terminated, shall expire no later than ten years or, in the case of qualified options granted to holders of 10% or more of the voting power of our stock, five years from the date of the grant, as the board of directors may determine. The board of directors has the right to amend, suspend or terminate the option plan at any time, provided, however, that unless ratified by our stockholders no amendment or change in the option plan will be effective for limited matters including increase in the total number of shares which may be issued under the option plan or extending the term of the option plan.


                       Options Granted in Last Fiscal Year

                       Number of Shares
                    Underlying Option Grant   Exercise Price    Expiration Date
                    -----------------------   --------------    ---------------

Byron Lerner.......          220,500                $.33       December 8, 2008
                              91,877                1.51       December 8, 2008
                              91,875                2.59       December 8, 2008
                              91,875                4.31       December 8, 2008
James Tubbs........          220,500                $.33       December 8, 2008
                              91,877                1.51       December 8, 2008
                              91,875                2.59       December 8, 2008
                              91,875                4.31       December 8, 2008



                          Aggregate Option Exercises in
                        Last Fiscal Year and Fiscal Year
                                End Option Values


The table below provides information concerning stock option exercises during the fiscal year ended December 31, 1998 and the value of unexercised options at the end of that fiscal year.


                         Aggregated Option Exercises in
                        Last Fiscal Year and Fiscal Year
                                End Option Values

                             Value of Unexercised In
                           Number of Shares Underlying




                                                  Unexercised Options at             the Money Options
                      Shares                           Fiscal Year End               -----------------
                     Acquired on    Value              ---------------                              Non
Name                 Exercise       Realized    Exercisable    Unexercisable     Exercisable    Exercisable
----                 --------       --------    -----------    -------------     -----------    -----------
Byron Lerner.......       None         None           None           496,125           None          $29,000



The value of the in-the-money options is based on the market price of our common stock on December 31, 1998.



On January 31, 1999 we issued options to purchase an additional 876,488 shares of common stock at $.51 per share exercisable immediately. Of these options 275,625 were issued to each of Messrs. Lerner and Tubbs and Martin Miller, one of our directors. In May 1999 we granted options to purchase an additional 1,102,500 shares of our common stock at $3.49 per share. Of these, options to purchase 275,625 shares were issued to each of Byron Lerner, James Tubbs and Martin Miller. All the options granted in 1999 vested immediately.



The board of directors has recently authorized the grant to Byron Lerner of options to purchase 400,000 shares of Teltran's common stock.

Employment agreements



We have entered into an employment agreement with Byron Lerner to serve as our president and chief executive officer. The agreement is for a term of 37 months commencing March 1, 1999 and unless notice of non-renewal is given at the end of first thirteen months or any later year, the term of the agreement is extended for an additional year period. Mr. Lerner is to receive a base annual salary of $150,000 until August 1999 when the salary increases to $180,000. Starting in the second year of the agreement on April 1, 2000 the salary increases to $189,000 or $200,000 if the net income as defined in the agreement is at least $200,000. After that, the salary increases at the rate of ten percent per annum. The agreement provides for a bonus pool which shall be equal to 15% of net income as defined in the agreement of which Mr. Lerner will receive forty percent (40%) of the pool. Mr. James Tubbs, Teltran's executive vice president and chief operating officer, has entered into an identical agreement with us.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information in this section is retroactively adjusted to reflect the five percent stock dividend to holders of record on June 3, 1999 and September 1, 1999.

During and prior to 1998 an affiliate of Byron Lerner and James Tubbs each advanced $50,000 to us. In 1998 all these advances were converted into 551,250 shares of our common stock. All these advances were interest free. Mr. Lerner has advanced approximately an additional $13,000 to us in 1998 and received an additional 71,662 shares of common stock.

In April 1999, we and Antra Holding Group Inc. exchanged shares of each other's stock. We own 2,000,000 shares of Antra's common stock and Antra owns 2,205,000 shares of our common stock. Antra is a public company engaged through subsidiaries in the music business. As a result of the transaction Antra may be deemed a principal stockholder of Teltran.

We have entered into an agreement with Antra which requires an adjustment in the shares delivered in connection with the above-described exchange. If on the first business day of the year 2000 either Antra's shares or our shares are trading less than 20% below the market price of the other party's shares, the party whose shares are trading lower must issue additional shares to the other party.

We are also completing arrangements to form a joint venture corporation with a subsidiary of Antra to market records with Antra through a website to be established on the Internet using our portal. This new corporation will be owned equally by Antra and ourselves. We each will be equally responsible for funding and share equally in losses and profits. This venture initially will market records owned by an independent third party.

As of May 1999 we acquired all the shares of Omni Communications Inc. This company is an authorized agent of UniDial Communications. We issued 126,788 shares of our common stock to the sellers, of which James Tubbs received 110,250 shares. Mr. Tubbs is an officer and director of Teltran. We did not obtain a fairness opinion.


The board of directors has recently authorized the grant to Byron Lerner of options to purchase 400,000 shares, with an exercise price of $4.00 per share, as compensation. The options are exerciseable over a period of two years.



Recent securities transactions



On August 16, 1999, in exchange for 94,500 shares of our common stock, we acquired all of the outstanding shares of Channelnet Ltd. common stock, effective June 1, 1999. Channelnet has been providing premium-rate telecommunications services to customers in the United Kingdom as well as being an ITXC affiliate in the United Kingdom and Ireland. It has also received indication that upon presentation of a proper plan, it will be appointed an affiliate in Turkey, Greece, Cyprus, Turkish Republic of North Cyprus, and India. Upon the closing of the acquisition, Byron Lerner and James Tubbs, officers and directors of Teltran, became directors of ChannelNet.



In June 1999 we issued a total of 332,324 shares of common stock in connection with a private placement of our securities. Five investors acquired 326,024 shares at $3.81 per share. If the price of our common stock is selling below specified levels after the offering, we may have to issue additional shares to these investors. The purchasers of 286,650 of the shares are required to purchase an additional number of shares after this registration statement is declared effective provided that there is no material change adversely effecting Teltran. An additional 6,300 shares were issued to a finder and an additional 815,355 warrants to purchase our common stock at $5.71 per share were issued to finders. In November 1999, Teltran sold an additional 625,000 shares for $8.00 per share and issued warrants to purchase 2,600,000 shares at prices ranging from $8.00 to $10.25 per share. If the market price of Teltran's shares approximately 60 days after a registration statement covering the shares issuable upon exercise of the warrants is less than the stated exercise price, the actual exercise price of these warrants will be reduced. Some of the persons named in the prospectus as selling stockholders acquired additional shares and warrants. These additional shares, including the shares issuable upon exercise of the additional warrants, are not being offered in this prospectus and registration statement.

In April,1999 we agreed to issue options to purchase shares of our common stock to Corrie Ltd. and Craighouse Ltd. if their assistance proved successful in obtaining international communication arrangements. These options, if issued, may entitle the holder or holders to purchase an aggregate maximum of 450,000 shares of common stock. While the conditions for these options have not occurred, we believe there is a strong possibility that these options will be issued. Neither of these entities or their principals are related to Teltran.



As of December 18, 1999, Teltran acquired all of the issued and outstanding shares of Internet Protocols Ltd., a company engaged in rendering services to Internet service providers and others. Internet Protocols Ltd. enters into arrangements under which it shares revenue or charges a fee for use of its equipment. Teltran issued 1,481,566 shares in connection with the acquisition. We have also purchased shares of Internet Protocols Ltd. directly from the company for approximately $3,000,000 payable in installments through August 2000. The ultimate purchase price for the shares acquired from the former shareholder may be increased or decreased depending upon the valuation of Internet Protocols Ltd. in November 2000. One-half of the shares issued to the former shareholder were deposited in escrow covering indemnification and possible downward revaluation. At the time of the acquisition, Teltran issued an additional 83,886 shares in escrow, which may be used to satisfy approximately $550,000 of indebtedness of Internet Protocols Ltd. to its former stockholder.


ITEM 8. DESCRIPTION OF SECURITIES.


General


We are authorized to issue 50,000,000 shares of our common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 18, 1999, 15,568,825 shares of common stock were outstanding after giving effect to our five percent (5%) stock dividends. No shares of preferred stock are currently outstanding.



Common stock


The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for those dividends.

In the event of our liquidation, dissolution or the winding up of our business, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights. There are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.


Preferred stock


Our certificate of incorporation authorizes the issuance of "blank check" preferred stock with whatever designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized, under particular circumstances, as a method of discouraging, delaying or preventing a change in control. Although we currently do not intend to issue any shares of preferred stock, there can be no assurance that we will not do so.


Transfer agent



         The transfer agent for the common stock is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "TLTG."


Set forth below are the high and low closing bid quotations for Company's Common Stock for the periods indicated as reflected on the electronic bulletin board. The quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


PERIOD                                                     HIGH          LOW
------                                                     ----          ---

September 30, 1999...............................        $16.50        $6.312
June 30, 1999....................................         9.687          1.75
March 31, 1999...................................         2.597          .597
December 31, 1998................................          1.19         .4325
September 30, 1998...............................          1.00           .75
June 30, 1998....................................          2.94          1.88
March 31, 1998...................................          3.13         .4325
December 31, 1997................................          .125          .125
September 30, 1997...............................           .18           .11
June 30, 1997....................................           .33           .22
March 31, 1997...................................           .65           .40


As of December 29, 1999, there were approximately 297 recordholders of our common stock, although we believe that there are more than thirty-five hundred beneficial owners of our common stock.



Dividend policy



We plan to retain most future earnings for use in our business. Nevertheless we have adopted a semiannual dividend policy commencing in 2000 to make a cash or stock distribution to holders of record as of March 31 and September 30. We have declared a 5% stock dividend to holders of record on September 1, 1999 to be distributed October 15. Payment of dividends is within the discretion of our board of directors and cash dividends will depend, among other factors, upon our earnings, financial condition and capital requirements.


ITEM 2. LEGAL PROCEEDINGS.

In June 1999 an action was commenced against us in the United States District Court for the Southern District of New York entitled: Silverman et.al. v. Spectratek, Inc. et. al. The plaintiffs included, Steven Silverman, Joseph P. Mallon, Scott Broadbent. The defendants included Spectratek, Inc., one of our predecessors, and Byron Lerner, our chief executive officer.

The plaintiffs claim that Spectratek issued and caused to be issued misleading statements concerning the status of various contracts Spectratek was prepared to enter into. As a result of these statements, the plaintiffs purchased 156,000 shares of Spectratek's stock and suffered damages of an unspecified amount. Teltran denies all liabilitiy since it had actually entered into arrangements that were not consummated due to its financial condition at the time. We do not believe we have any liability to the plaintiffs and will vigorously defend this action. We have made a motion to dismiss this action, which was granted in October 1999. The plaintiffs have been granted leave to file an amended complaint.

We are not aware of any other legal proceedings, or pending legal proceedings, to which we are party or to which our property is subject. However, in an unrelated matter, a claim has been made by a corporation for $304,000 representing amounts advanced on our behalf to a potential reseller of telecommunications time to us. This amount was to be held in escrow until commencement of the contract between ourselves and the reseller by an agent appointed by the potential reseller. The contract was aborted and the escrow agent failed to return the escrow funds. The claimant has requested the payment of the amount advanced with interest and alternately a participation in revenues which it believed arose from the relationship with the reseller. The claimant has failed to respond to our communications for the past several months.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all of our unregistered securities sold by us since December 31, 1995. All share numbers have been adjusted retroactively to reflect a 1 for 20 reverse stock split on December 31, 1997.


On May 1, 1996, we issued an aggregate of 500,000 shares of common stock to the stockholders of International in exchange for all of the outstanding capital stock of International. A total of nine shareholders received these securities. Of these, three were officers or directors of International and the other six were accredited, institutional investors, all of which Teltran believes are non-United States persons.


In June 1996 we issued 158,333 shares of our common stock in accordance with Regulation 504 of the Securities Act of 1933 for approximately $950,000.


In September, 1998 we issued 250,000 shares each to an affiliate of Byron Lerner and to another officer and director in satisfaction of indebtedness of $100,000. We believe the issuance of these shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.


In May 1998 we issued 6,000,000 shares of our common stock to twenty unaffiliated entities which collectively had the right to participate in our future earnings pursuant to agreement. These investors acquired the shares for investment. We believe the issuance of these shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.


In August 1998 and February 1999 we issued convertible notes in the aggregate principal amount of $850,000 to several foreign investors in a transaction exempt pursuant to Rule 504. We obtained proceeds of $300,000 in the August 1998 offering and $550,000 in February 1999 offering. In connection with the transaction we issued warrants exercisable at $1.25 per share in August to purchase 30,000 shares of common stock. In February 1999 we issued warrants exercisable at $.625 per share to purchase an aggregate of 137,500 shares of common stock. All of the notes have been converted and the corresponding shares issued. All of these warrants have been exercised prior to April 8, 1999. We received gross proceeds of approximately $975,000 from the sale of notes and exercise of warrants.


In April 1999 we issued 2,000,000 shares of common stock to Antra Holding Group Inc. in exchange for 2,000,000 shares of that corporation's shares. The Company believes that the transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2).


As of May 1999 we acquired all the shares of Omni Communications Inc. This company is an authorized agent of UniDial Communications, which operates as an independent network of telecommunications resellers. We issued 115,000 shares of our common stock to the sellers, of which James Tubbs received 100,000 shares. Mr. Tubbs is an officer and director of our company. The Company believes the issuance of these shares is exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof. We have been advised that the only issuance of this company's shares were to the three sellers, all of whom were accredited investors.



In August 1999 the Company issued 94,500 shares of common stock to the sole stockholder of ChannelNet, Ltd., effective as of June 1, 1999. The Company believes the issuance of these shares is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. Prior to this acquisition by us, ChannelNet in 1999 issued its shares to its sole stock-holder in an offshore transaction. No other ChannellNet shares were issued.



The Company issued an aggregate of 3,000,000 options between December 1998 and May 1999, all pursuant to the Company's stock plans. All of these options were issued to officers, directors, employees and consultants to the Company all of whom were finally familiar with the Company's operation. Of the options issued 1,180,000 options in December 1998 with the balance issued between January and May 1999.


The board of directors has recently authorized the grant to Byron Lerner of options to purchase 400,000 shares, with an exercise price of $4.00 per share, as compensation. The options are exerciseable over a period of two years.


In June 1999 the Company issued a total of 316,499 shares of its common stock in connection with a private placement of its securities. An additional 6,000 shares were issued to a finder and an additional 776,529 warrants to purchase our common stock at $6.00 per share were issued to finders. The purchasers of the shares were accredited investors and the Company believes this transactions is exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof.


In November 1999, Teltran sold 625,000 shares for $8.00 per share and issued warrants to purchase 2,600,000 shares at prices ranging from $8.00 to $10.25 per share. If the market price of Teltran's shares approximately 60 days after a registration statement covering the shares issuable upon exercise of the warrants is less than the stated exercise price, the actual exercise price of these warrants will be reduced. Some of the persons named in the prospectus as selling stockholders acquired additional shares and warrants. These additional shares, including the shares issuable upon exercise of the additional warrants, are not being offered in this prospectus and registration statement.



As of December 18, 1999, Teltran acquired all of the issued and outstanding shares of Internet Protocols Ltd., a company engaged in rendering services to Internet service providers and others. Internet Protocols Ltd. enters into arrangements in accordance with which it shares revenue or charges a fee for use of its equipment. Teltran issued 1,481,566 shares in connection with the acquisition. We have also purchased shares of Internet Protocols Ltd. for approximately $3,000,000 payable in installments through August 2000. The ultimate purchase price for the shares acquired from the former shareholder may be increased or decreased depending upon the valuation of Internet Protocols Ltd. in November 2000. One-half of the shares issued to the former shareholder were deposited in escrow covering indemnification and possible downward revaluation. At the time of the acquisition, Teltran issued an additional 83,886 shares in escrow, which may be used to satisfy approximately $550,000 of indebtedness of Internet Protocols Ltd. to its former stockholder.



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


Article Sixth of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that those sections grant the Company the power to indemnify. Article Sixth of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.


                                    PART F/S

See Index to Financial Statements and Financial Statements attached hereto.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.


EXHIBIT
   NO.       DESCRIPTION*
   ---       ------------
 3.1     --    Certificate of Incorporation*
 3.2     --    Certificate of Ownership and Merger of Spectratek
               Incorporation by Teltran International Group,
               Ltd.*
 3.3     --    Amendment to Certificate of Incorporation*
 4.      --    By-Laws(a)
10.1     --    1998 Stock Option Plan*
10.2     --    Employment Agreement between Byron Lerner and Registrant*
10.2(a)  --    Employment Agreement between James Tubbs and Registrant(a)
10.3     --    USA Interconnectivity and Support Agreement dated October 12,
               1999*
10.4     --    USA Intellectual Property License Agreement dated October 12,
               1999 between OzEmail and Registrant*
10.5     --    Telecommunication Services Agreement dated October 15, 1998 between OzEmail and Registrant*
10.6     --    Extension and Modification of OzEmail Agreement(d)
10.7     --    Subscription Agreement dated June 10, 1999(b)
10.8     --    Memorandum Agreement between Registrant and Antra Holdings
               Group Inc.(b)
10.9     --     (i) Exchange Agreement dated as of July 15, 1999 between Barclay
                    Brydon Limited and Teltran International Group, Ltd., as
                    amended by the Closing
                Memorandum dated August 16, 1999(c) (ii) Memorandum of
                Closing between and among Barclay Brydon Limited and Teltran
                International
                     Group, Ltd., dated August 16, 1999(c)
10.10     --    Stockholders' Agreement dated as of September 30, 1999 among
                Teltran International Group, Ltd.,
                Antra Group Holdings, Inc., and Recordstogo.com Inc.(e)
10.11     --    Telecommunications Services Agreement between Teltran
                International, Inc. and Pacific Gateway Exchange(e)
10.12     --    Telecommunications Services Agreement between Teltran
                International, Inc. and North American Gateway, Inc.(e)
10.13     --    Exchange Agreement among Teltran International Group, Inc. and the Sellers named on Schedule A.(e)
10.14     --    Deferred Equipment Purchase Agreement, dated August 16, 1999, between Barclay Brydon Limited and Teltran International Group,
                Ltd. (f)
10.15     --    ChannelNet Limited Service Provider Agreement with Norweb
                Telecom Limited, dated November 23, 1999 (f)
21.1      --    Subsidiary List(d)
27        --    Financial Data Schedule*


* Previously filed with the Company's Form 10-SB on March 24, 1999

(a) Filed with the Company's Amendment 1 to its Form 10-SB

(b) Filed with the Company's Amendment 1 to its Form SB-2

(c) Filed with the Company's Form 8-K, dated August 16, 1999.

(d) Filed with the Company's Amendment 2 to its Form SB-2.

(e) Filed with the Company's Amendment 3 to its Form SB-2.

(f) Filed with the Company's Amendment 4 to its Form SB-2.



ITEM 2. DESCRIPTION OF EXHIBITS.

* All exhibits listed above have previously or concurrently been filed.

                         LIEBMAN GOLDBERG & DROGIN LLP
                          Certified Public Accountants
                         591 Stewart Avenue, Suite 450
                          Garden City, New York 11530
                                 -------------
                               Tel (516) 228-6600
                               Fax (516) 228-6664


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Teltran International Group, Ltd. and Subsidiaries


     We have audited the consolidated balance sheets of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 22, 1999
Garden City, New York

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                                                   1998           1997
                                                                               ------------   ------------
                                   ASSETS
Current Assets:
   Cash......................................................................  $      5,389   $      3,646
   Accounts receivable.......................................................        94,296             --
   Deferred financing costs--net of amortization.............................        19,797             --
                                                                               ------------   ------------
      Total current assets...................................................       119,482          3,646
                                                                               ------------   ------------
Other Assets:
   Goodwill--net of amortization.............................................        37,588         40,273
   Organization expense--net of amortization.................................            98            218
                                                                               ------------   ------------
      Total other assets.....................................................        37,686         40,491
                                                                               ------------   ------------
      Total assets...........................................................  $    157,168   $     44,137
                                                                               ------------   ------------
                                                                               ------------   ------------

                    LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
   Convertible debentures payable............................................  $    180,488   $         --
   Loan payable..............................................................        50,000         50,000
   Due to factor.............................................................        65,193             --
   Accounts payable, accrued expenses and taxes payable......................       104,581         35,081
   Corporation taxes payable.................................................           100            488
                                                                               ------------   ------------
      Total current liabilities..............................................       400,362         85,569
                                                                               ------------   ------------
Long-Term Liabilities:
   Notes payable.............................................................            --        250,000
   Loans payable--stockholders'..............................................         1,245         10,880
                                                                               ------------   ------------
      Total long-term liabilities............................................         1,245        260,880
                                                                               ------------   ------------
      Total liabilities......................................................       401,607        346,449
                                                                               ------------   ------------
Commitments and Contingencies
Stockholders' Deficit:
   Preferred stock, $.001 par value per share, 5,000,000 shares authorized and -0- shares issued and outstanding..................................
   Common stock, $.001 par value per share, 50,000,000 shares authorized and
      7,697,295 and 915,637 shares issued and outstanding in 1998 and 1997
      respectively...........................................................         7,697            916
   Additional paid in capital in excess of par value.........................     2,002,359      1,501,928
   Deficit...................................................................    (2,254,495)    (1,805,156)
                                                                               ------------   ------------
      Total stockholders' deficit............................................      (244,439)      (302,312)
                                                                               ------------   ------------
      Total liabilities and stockholders' deficit............................  $    157,168   $     44,137
                                                                               ------------   ------------
                                                                               ------------   ------------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                                            1998        1997
                                                                          ---------   ---------
Revenues:
   Sales................................................................  $ 535,197   $      --
Cost of Sales:
   Purchases............................................................    244,832          --
                                                                          ---------   ---------
Gross profit............................................................    290,365          --
                                                                          ---------   ---------

Expenses:
   Salaries.............................................................    143,356     371,379
   Outside services.....................................................    271,850     112,032
   Professional fees....................................................     49,531      21,274
   Fees--other..........................................................      9,384       1,003
   Payroll taxes........................................................     14,878      28,386
   Leasing expense......................................................     11,446          --
   Travel...............................................................     93,701      21,219
   Insurance............................................................     28,863      33,573
   Rent.................................................................     48,834      36,532
   Office expense.......................................................      3,435     170,618
   Miscellaneous........................................................      3,908       4,275
   Telephone............................................................      6,088      27,369
   Amortization expense.................................................     24,083         120
                                                                          ---------   ---------
      Total expenses....................................................    709,357     827,780
                                                                          ---------   ---------
Loss from operations....................................................   (418,992)   (827,780)
Interest expense........................................................     29,959          --
                                                                          ---------   ---------
Loss before provision for income taxes..................................   (448,951)   (827,780)
Provision for income taxes..............................................        388         464
                                                                          ---------   ---------
Net loss................................................................  $(449,339)  $(828,244)
                                                                          ---------   ---------
                                                                          ---------   ---------
Net loss per share of common stock based upon 7,697,295 and 915,637
   (weighted average) shares issued, respectively.......................  $   (0.06)  $   (0.90)
                                                                          ---------   ---------
                                                                          ---------   ---------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                        COMMON STOCK          CAPITAL
                                                   ----------------------   IN EXCESS OF
                                                     SHARES       AMOUNT     PAR VALUE        DEFICIT
                                                   -----------   --------   -------------   -----------
Balance--March 1, 1996...........................    5,145,491   $  5,145    $   588,550    $  (550,478)
   March, 1996 Teltran Merger....................   10,000,000     10,000
   July, 1996 issuance of 3,166,667 shares.......    3,166,667      3,167        946,833
   Adjustment re: merger elimination entries.....                                                31,273
   Net loss for the year.........................                                              (457,707)
                                                   -----------   --------    -----------    -----------
Balance--January 1, 1997.........................   18,312,158     18,312      1,535,383       (976,912)
   Adjustment re: promissory note................                                (50,851)
   Reverse stock split 1:20 - December 1,
      1997.......................................  (17,396,521)   (17,396)        17,396
   Net loss for the year.........................                                              (828,244)
                                                   -----------   --------    -----------    -----------
Balance--December 31, 1997.......................      915,637        916      1,501,928     (1,805,156)
   Issuance of shares in consideration of joint
      venture termination........................    6,000,000      6,000        284,000             --
   Issuance of shares re: conversion of debt.....      281,658        281        116,931             --
   Issuance of shares re: payment of
      stockholder's loans........................      500,000        500         99,500             --
   Net loss for the year.........................           --         --             --       (449,339)
                                                   -----------   --------    -----------    -----------
Balance--December 31, 1998.......................    7,697,295   $  7,697    $ 2,002,359    $(2,254,495)
                                                   -----------   --------    -----------    -----------
                                                   -----------   --------    -----------    -----------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,



                                                                                        1998        1997
                                                                                      ---------   ---------
Cash Flows from Operating Activities:
Net loss............................................................................  $(449,339)  $(828,244)
Adjustment to reconcile net loss to net cash (used in) operating activities:
   Amortization expense.............................................................     24,083         120
   (Increase) in accounts receivable................................................    (94,296)         --
   (Increase) in deferred financing costs...........................................    (55,875)         --
   Cash advances from factor (net of repayments)....................................     65,193          --
   Increase in accounts payable and accrued expenses................................     69,112       5,613
                                                                                      ---------   ---------
      Net cash (used in) operating activities.......................................   (441,122)   (822,511)
                                                                                      ---------   ---------
Cash Flows from Financing Activities:
   Issuance of convertible debentures...............................................    180,488          --
   Cash received from issuance of common stock......................................         --     602,300
   Conversion of convertible debenture--stock issued................................    119,512          --
   (Decrease) in loan payable.......................................................    (50,000)         --
   Proceeds from loan payable.......................................................     50,000          --
   (Decrease) in notes payable......................................................   (250,000)         --
   Decrease in loans payable--stockholders'.........................................    102,865          --
   Issuance of stock for notes payable..............................................    290,000          --
   Cash received as advances from investors.........................................         --     199,149
                                                                                      ---------   ---------
      Net cash provided by financing activities.....................................    442,865     801,449
                                                                                      ---------   ---------
Net increase (decrease) in cash.....................................................      1,743     (21,062)
Cash--January 1,....................................................................      3,646      24,708
                                                                                      ---------   ---------
Cash--December 31,..................................................................  $   5,389   $   3,646
                                                                                      ---------   ---------
                                                                                      ---------   ---------
Supplemental Disclosures:
   Income tax.......................................................................  $     625   $     464
                                                                                      ---------   ---------
                                                                                      ---------   ---------
   Interest paid....................................................................  $  29,959   $      --
                                                                                      ---------   ---------
                                                                                      ---------   ---------


                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998


NOTE 1--OPERATIONS:

   Nature of Business:

     Teltran International Group, Ltd. through its wholly owned Subsidiary Teltran International, Inc. (the "Company") provides services for state of the art telecommunications.

     Effective March 1, 1996, the shareholders of Teltran International Inc. ("the Subsidiary"), a Delaware corporation, completed a stock exchange with Spectratek Inc., a Utah corporation, whereby all the common shares of the subsidiary, were exchanged for 10,000,000 common shares of Spectratek, par value $.001. The 10,000,000 shares represented approximately 67% of the then total issued and outstanding 15,145,491 shares of Spectratek Inc.

     On October 6, 1997, Spectratek merged with Teltran International Group, Ltd., a newly formed Delaware corporation with the surviving entity.

     Except as otherwise indicated by the context, references to "the Company" refer to Teltran International Group, Ltd. and the subsidiary.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Principles of Consolidation:

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated.

   Development Stage Activities and Operations:

     Prior to April 1998, the Company was a development stage activity. Since the Company now has continuing business revenues, comparative financial information does not include losses accumulated during the development stage period not part of the financial statement period.

     At December 31, 1998, the Company has a net operating loss carryforward of approximately $2,254,000 after limitations based on changes in ownership.

     Basic loss per share was computed by dividing the Company's net loss by the weighted average number of common shares outstanding during the period. There is no presentation of diluted loss per share as the effect of common stock options, warrants and convertible debt amounts are antidilutive. The weighted average number of common shares used to calculate loss per common share during 1998 and 1997 was 7,697,295 and 915,637 respectively.

     The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1998

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.


   Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

   Fair Value of Financial Instruments:

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents, accounts receivable and notes payable approximates fair value.

   Impairment of Long-Lived Assets:

     The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material.


   Revenue Recognition:



     Telecommunication revenues from services provided are recognized and billed as services are performed.


   Major Customer:

     During the year ended December 31, 1998, approximately 70% of the company's revenue was from one customer. Also, 65% of accounts receivable are from this customer who also was factored.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


                               DECEMBER 31, 1998

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

   Goodwill:



     Goodwill is stated at cost and is amortized on a straight line basis over a life of 15 years. Amortization expense is $2,685, for the year ended
December 31, 1998.



   Stock Options:



     The Company recognizes compensation for stock options granted to employees in accordance with Accounting Principles Board Opinion No. 25.


NOTE 3--NOTES RECEIVABLE:

In July 1996, the Company issued 3,166,667 shares of common stock to investors for the sum of $950,000. During the year ended December 31, 1996, the Company received $347,700 and the balance of $602,300 was received during the year ended December 31, 1997.

NOTE 4--DUE TO FACTOR:


     In May 1998, the Company entered into a factoring agreement; financing the accounts receivable of their major customers. At December 31, 1998, the outstanding balance due to the factor, represents approximately 70% of the customers' open balance. Advances from the factor totaled $509,036 (before customer repayments) from May, 1998 to December, 1998 and were used to pay operating expenses as well as vendor purchases. In February 1999, the Company terminated the factoring agreement and paid the outstanding balance in full.


NOTE 5--NOTES PAYABLE:

     In August 1998, the Company issued $300,000 of convertible debentures due August 14, 1999 to non-related parties. The debentures accrued interest at 10%. The debentures are convertible into the Company's stock at $1.25 or 70% of the lowest closing bid price of the common stock, 30 trading days preceding the conversion date. During the period August through December 1998, $119,512 of debentures were converted to 269,158 shares of common stock. In connection with the transaction, the Company issued 30,000 warrants to purchase 30,000 shares of common stock at $1.25 per share. Financing costs of this transaction were deferred, and are being amortized to the convertible debentures maturity date.


     Prior to 1998, the Company received a loan in the amount of $50,000. The loan was from a non-related party (Fiscal Concepts, Inc.) and the note stated that no interest was to be paid. During 1998, the repayment due date was extended. The loan is due upon notification from the maker or upon the anniversary date of the renegotiation. Since it is anticipated that this loan will be repaid within one year and there is not interest due; imputed interest in accordance with APB#21 has not been calculated.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1998

NOTE 5--NOTES PAYABLE:--(CONTINUED)
     In November 1997, the Company entered into a joint venture agreement with a group of unrelated foreign investors which provided for their participation of future profits of the Company in return for cancellation of indebtedness. In June 1998, the Company issued on aggregate of 6,000,000 shares to these investors in consideration of the termination of the joint venture.

NOTE 6--STOCKHOLDERS' DEFICIT:

     During the period August 1998 to December 31, 1998, the Company issued 269,158 shares of its common stock upon the conversion of $119,512 of the debentures referred to in Note 5.

     The Company also issued 500,000 shares of its common stock to related parties of an officer and an officer as repayment of $100,000 advanced to the Company during the year.

     The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the face of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.


     Upon completion of the reincorporation on October 6, 1997, the Company's capitalization consisted of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. On December 1, 1997, the shareholders approved a reverse one for twenty common stock split. The stock split has been reflected retroactively in the accompanying financial statements and all applicable references as to the number of common shares and per share information.


NOTE 7--COMMITMENTS AND CONTINGENCIES:

     The Company was a development stage company and had no significant revenues and limited financing during the first three months of 1998. Additionally, the Company, as shown in the accompanying consolidated financial statements, has an accumulated deficit of $2,254,495 at December 31, 1998 and incurred a net loss of $449,339 during the year ended December 31, 1998. Subsequent to June 30, 1998, the Company is no longer a development stage company since revenues are continuing.

     The Company rents its facility under a lease agreement through August 31, 2003.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1998

NOTE 7--COMMITMENTS AND CONTINGENCIES:--(CONTINUED)
     Future minimum lease payments under these agreements for the years ended December 31, are as follows:

1999............................................................  $ 90,500
2000............................................................    90,500
2001............................................................    90,500
2002............................................................    98,644
2003............................................................    98,644
                                                                  --------
                                                                  $468,788
                                                                  --------
                                                                  --------

     Rent expense for the years ended December 31, 1998 and 1997 was $48,834 and $36,532, respectively.

NOTE 8--STOCK COMPENSATION PLAN:

     During the year ended December 31, 1998, the company granted 1,180,000 stock options, with a life of 10 years, to certain officers/directors, employees and non-employees that may be exercised at prices ranging from $.375 to $5.00 per share. Subsequent to December 31, 1998, the Company pursuant to the plan, granted 795,000 additional stock options, also with a 10 year life, to certain employees and non-employees that may be exercised at a price of $.59 per share. These options vested immediately upon the date of issuance.

     The following table summarizes certain information relative to stock options:

                                                                                WEIGHTED AVERAGE
INCENTIVE STOCK OPTIONS                                              SHARES     EXERCISE PRICE
------------------------------------------------------------------  ---------   ----------------
Granted...........................................................  1,180,000        $ 1.69
Exercised.........................................................          0            --
                                                                    ---------
Outstanding--December 31, 1997....................................          0            --
Expired/cancelled.................................................          0            --
Granted...........................................................          0            --
                                                                    ---------
Outstanding--December 31, 1998....................................  1,180,000          1.69
                                                                    ---------
                                                                    ---------
Exercisable--December 31, 1998....................................    497,500          1.69
                                                                    ---------
                                                                    ---------


     The Company recognizes compensation for stock options granted to employees in accordance with APB#25 and has adopted SFAS # 123, Accounting for Stock Based Compensation for non-employees. The fair value of options granted in 1997 was estimated as of the grant date with the following assumptions: no dividend for all years, risk-free interest rate of 6%, expected life of ten years and expected amount to be exercised at 100%. The Intrinsic value method does not recognize compensation cost in the financial statements when options are granted. Had the Company determined compensation based on the fair value at the

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1998

NOTE 8--STOCK COMPENSATION PLAN:--(CONTINUED)

grant date for its stock options, the Company's net loss would have been increased to the pro-forma amounts indicated below:

Net Loss:
   As reported.....................................  $    (449,339)
                                                     =============
   Pro-forma.......................................  $    (553,514)
                                                     =============
Net loss per share:
   As reported.....................................  $       (0.06)
                                                     -------------
   Pro-forma.......................................  $       (0.07)
                                                     -------------

NOTE 9--SUBSEQUENT EVENT:

     In January 1999, the Company issued $550,000 principal amount of convertible debentures due to non-related parties. The debentures accrue interest at 10%, and are convertible into the Company's common stock at prices related to market. Subsequent to the issuance of the debentures, all the debentures were converted into shares.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                SEPTEMBER 30,   SEPTEMBER 30,
                                                                                    1999            1998
                                                                                -------------   -------------
                                    ASSETS
Current Assets:
   Cash.......................................................................  $     498,048    $    28,297
   Accounts receivable........................................................      1,715,707        223,413
   Investment.................................................................      6,000,000             --
   Prepaid expenses...........................................................        163,350          8,278
   Loans and exchanges........................................................         29,200             --
   Deferred financing costs--net of amortization..............................             --         47,057
                                                                                -------------    -----------
      Total current assets....................................................      8,406,305        307,045
                                                                                -------------    -----------
Fixed Assets:
   Machinery & equipment, net of accumulated depreciation.....................         29,138             --
                                                                                -------------    -----------
Other Assets:
   Goodwill--net of amortization..............................................        222,166         40,273
   Organization expense--net of amortization..................................             23            128
                                                                                -------------    -----------
      Total other assets......................................................        222,189         40,401
                                                                                -------------    -----------
      Total assets............................................................  $   8,657,632    $   347,446
                                                                                -------------    -----------
                                                                                -------------    -----------

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Convertible debentures payable.............................................  $          --    $   290,000
   Loan payable...............................................................         50,000         50,000
   Accounts payable, accrued expenses and taxes payable.......................        574,078         82,042
   Due to factor..............................................................             --         93,748
   Corporation taxes payable..................................................            100            100
                                                                                -------------    -----------
      Total current liabilities...............................................        624,178        515,890
                                                                                -------------    -----------
Long-Term Liabilities:
   Loans payable--stockholders'...............................................          1,245         19,196
                                                                                -------------    -----------
      Total long-term liabilities.............................................          1,245         19,196
                                                                                -------------    -----------
      Total liabilities.......................................................        625,423        535,086
                                                                                -------------    -----------
Commitments and Contingencies
Stockholders' Equity:
   Preferred stock, $.001 par value per share, 5,000,000 shares authorized and
      -0- issued and outstanding
   Common stock, $.001 par value per share, 50,000,000 shares authorized
      13,371,283 and 6,929,082 issued and outstanding, respectively...........         13,371          6,929
   Additional paid in capital in excess of par value..........................     22,484,841      1,794,292
   Deficit....................................................................    (14,466,003)    (1,988,861)
                                                                                -------------    -----------
      Total stockholders' equity (deficit)....................................      8,032,209       (187,640)
                                                                                -------------    -----------
      Total liabilities and stockholders' equity..............................  $   8,657,632    $   347,446
                                                                                -------------    -----------
                                                                                -------------    -----------

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                                                                        1999        1998
                                                                                     -----------  ---------
Revenues:
   Sales...........................................................................  $ 2,807,749  $ 449,304
   Miscellaneous...................................................................        8,159         --
                                                                                     -----------  ---------
                                                                                       2,815,908    449,304
Cost of Sales:
   Purchases.......................................................................    1,420,009    220,383
                                                                                     -----------  ---------
Gross profit.......................................................................    1,395,899    228,921
                                                                                     -----------  ---------
Expenses:
   Salaries........................................................................      545,746     56,787
   Professional fees...............................................................      227,746    137,486
   Fees other......................................................................       70,039      2,800
   Payroll taxes...................................................................       18,102      5,756
   Leasing expense.................................................................        8,397      8,259
   Travel..........................................................................       86,013     87,825
   Insurance.......................................................................       27,886     16,411
   Rent............................................................................      102,049     41,292
   Office expense..................................................................       21,861     21,032
   Miscellaneous...................................................................       12,538      1,915
   Registration fees...............................................................       12,469         --
   Business development............................................................        2,923         --
   Telephone.......................................................................       52,724      7,688
   Contributions...................................................................        1,450         --
   Advertising.....................................................................        6,505         --
   Amortization expense............................................................        2,302      7,285
                                                                                     -----------  ---------
      Total expenses...............................................................    1,198,750    394,536
                                                                                     -----------  ---------
   Income (loss) from operations...................................................      197,149   (165,615)
      Interest expense.............................................................       36,753     17,703
                                                                                     -----------  ---------
   Income (loss) before provision for income taxes.................................      160,396   (183,318)
   Provision for income taxes......................................................        2,473        387
                                                                                     -----------  ---------
   Net income (loss)...............................................................  $   157,923  $(183,705)
                                                                                     -----------  ---------
                                                                                     -----------  ---------
   Net income (loss) per share of common stock based upon 11,698,334 and 6,929,082
     (weighted average) shares issued, respectively................................  $      0.01  $   (0.03)
                                                                                     -----------  ---------
                                                                                     -----------  ---------

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                    FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                                                                       1999         1998
                                                                                    -----------   ---------
Cash Flows from Operating Activities:
Net Income (loss).................................................................  $   157,923   $(183,705)
Adjustment to reconcile net income (loss) to net cash (used in) operating activities:
   Amortization expense...........................................................        2,302       7,285
   (Increase) in accounts receivable..............................................   (1,619,216)   (223,413)
   (Increase) in loans and exchanges..............................................      (29,200)         --
   (Increase) in prepaid expenses.................................................     (163,350)     (8,278)
   Decrease (increase) in deferred financing costs................................       19,797     (55,875)
   Cash (repayments) received--factor.............................................      (65,193)     93,748
   Increase in accounts payable, accrued expenses and taxes payable...............      469,497      46,573
                                                                                    -----------   ---------
      Net cash (used in) operating activities.....................................   (1,227,440)   (323,665)
                                                                                    -----------   ---------
Cash Flows from Investing Activities:
   Purchase of fixed assets.......................................................      (29,138)         --
                                                                                    -----------   ---------
Cash Flows from Financing Activities:
   (Decrease) Increase of convertible debentures payable..........................     (180,488)    290,000
   (Decrease) in notes payable....................................................           --    (250,000)
   Loans from stockholders and others.............................................           --       8,316
   Conversion of convertible debenture--stock issued..............................      676,319      10,000
   Exercise of warrants...........................................................      244,937     290,000
   Private placement..............................................................    1,008,469          --
                                                                                    -----------   ---------
      Net cash provided by financing activities...................................    1,749,237     348,316
                                                                                    -----------   ---------
Net increase in cash..............................................................      492,659      24,651
Cash January 1....................................................................        5,389       3,646
                                                                                    -----------   ---------
Cash September 30,................................................................  $   498,048   $  28,297
                                                                                    -----------   ---------
                                                                                    -----------   ---------
Supplemental Disclosures:
   Income tax.....................................................................  $       780          --
                                                                                    -----------   ---------
                                                                                    -----------   ---------
   Interest paid..................................................................  $       749          --
                                                                                    -----------   ---------
                                                                                    -----------   ---------

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 1999

1. BASIS OF PRESENTATION

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

     The results of operations for the nine month period ended September 30, 1999 is not necessarily indicative of the results to be expected for the full year.

2. MATERIAL EVENTS

     During the nine months ended September 30, 1999, the following events occurred:

     In the six months ended June 30, 1999, the company issued 1,835,033 shares of common stock which represented the conversion of $850,000 of convertible debentures issued August 1, 1998 and due August 1, 1999. Relating to the same transaction, the company issued 167,500 shares when warrants that were issued as part of the convertible debenture transaction were exercised.

     In June 1999 the company issued 316,499 shares in a private placement transaction; the net proceeds to the company were $1,154,969.


     In April, 1999, Teltran and Antra Holding Group Inc. exchanged shares of their company's shares. Teltran owns 2,000,000 shares of Antra's common stock and Antra owns 2,205,000 shares of our common stock (based upon two 5% stock dividends in June and September 1999). Antra is a public company engaged through subsidiaries in the music business. As a result of the transaction, Antra may be deemed a principal stockholder of Teltran. Each Company exchanged shares which were valued at $3 per share representing $6,000,000.


     The agreement with Antra requires an adjustment in the shares delivered in connection with the above described exchange if on the first business day of the year 2000 either Antra's shares or our shares are trading less than 20% below the market price of the other party's shares, the party whose shares are trading lower must issue additional share to the other party.

     Both Companies are also completing arrangements to form a joint venture corporation with a subsidiary of Antra, to market records with Antra through a website to be established on the Internet using the Teltran portal. The new corporation will have equal ownership by Antra and Teltran after granting a minority interest to a supplier. Each will be equally responsible for funding and share equally in losses and profits. This venture initially will market records owned by an independent third party.

     In a transaction effective June 1, 1999, the Company issued 94,500 common shares to acquired 100% of Channel Net, Ltd.

     585,000 common shares, representing a previously declared 5% stock dividend, were issued during the quarter ended June 30, 1999.

     675,456 common shares, representing a declared 5% stock dividend, were issued during the quarter ended September 30, 1999.

                          NOTES TO UNAUDITED PRO FORMA
                 CONSOLIDATED FINANCIAL STATEMENT OF OPERATIONS


     The following unaudited pro forma consolidated financial statement of operations for Teltran International Group, Ltd. and Subsidiaries consists of actual operating results for the nine months ended September 30, 1999 for Teltran and four months ended September 30, 1999 for ChannelNet (acquisition date June 1, 1999 to September 30, 1999). The nine month proforma statement of operations includes the actual operating results for Teltran for that period and the four months ended (June 1, 1999 to September 30, 1999) September 30, 1999 for ChannelNet, Limited. ChannelNet, Limited was acquired effective June 1, 1999 and began business on that date as well. Usually, proforma information includes the prior year end statement of operations. However, since ChannelNet, Limited was not in existence prior to June 1, 1999, the proforma statement of operations for the year ended December 31, 1998 is the Teltran historical statement of operations for that period. That statement is presented as part of their audited financial statement.


     In a transaction effective June 1, 1999, Teltran issued 94,500 shares of its common stock to acquire 100% of ChannelNet, Ltd. Teltran will be obligated to issue additional shares based upon earnings generated by the acquired subsidiary during the period September, 1999 through February, 2001.

     The purchase price was determined as follows:

         94,500 common shares @ $2.00 per share = $189,000 (fair market value)

     The purchase price was allocated as follows:

In U. S. Dollars
   Accounts receivable......................................................  $      8,795
   Accounts payable.........................................................        (6,598)
                                                                              ------------
      Net assets............................................................         2,197
   Purchase price...........................................................       189,000
                                                                              ------------
   Goodwill.................................................................  $    186,803
                                                                              ------------
                                                                              ------------

     (a) Amortization of Goodwill:
        $186,803 over a 40 year life = $389/month


     (b) Miscellaneous adjustment to reflect net assets of ChannelNet prior to acquisition (May, 1999 transaction of sales and expenses that did not belong to Teltran).

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999


                                                           HISTORICAL                  PRO FORMA
                                                    -------------------------   ------------------------
                                                      TELTRAN     CHANNEL NET   ADJUSTMENTS    COMBINED
                                                    -----------   -----------   -----------   ----------
Revenues:
   Sales..........................................  $   420,399   $ 2,387,350     $    --     $2,807,749
   Miscellaneous..................................        8,159                                    8,159
                                                    -----------   -----------     -------     ----------
                                                        428,558     2,387,350          --      2,815,908
Cost of Sales:
   Purchases......................................      354,621     1,016,388                  1,420,009
                                                    -----------   -----------     -------     ----------
Gross profit......................................       73,937     1,370,962          --      1,395,899
                                                    -----------   -----------     -------     ----------
Expenses:
   Salaries.......................................      416,421       129,325          --        545,746
   Professional fees..............................      217,246        10,500          --        227,746
   Fees--other....................................       70,039            --          --         70,039
   Payroll taxes..................................       18,102            --          --         18,102
   Leasing expense................................        8,397            --          --          8,397
   Travel.........................................       81,762         4,251          --         86,013
   Insurance......................................       27,886            --          --         27,886
   Rent...........................................      102,049            --          --        102,049
   Office expense.................................       11,687        10,174          --         21,861
   Miscellaneous..................................        9,144         1,197       2,197(b)      12,538
   Registration fees..............................       12,469            --          --         12,469
   Business development...........................        2,923            --          --          2,923
   Telephone......................................      101,724            --          --         52,724
   Contributions..................................        1,450            --          --          1,450
   Advertising....................................        6,505            --          --          6,505
   Amortization expense...........................          746            --       1,556(a)       2,302
                                                    -----------   -----------     -------     ----------
      Total expenses..............................    1,088,550       155,447       3,753      1,198,750
                                                    -----------   -----------     -------     ----------
Income (loss) from operations.....................   (1,014,613)    1,215,515      (3,753)       197,149
      Interest expense............................       36,753            --          --         36,753
                                                    -----------   -----------     -------     ----------
Income (loss) before provision
   for income taxes...............................   (1,051,366)    1,215,515      (3,753)       160,396
Provision for income taxes........................        2,473            --          --          2,473
                                                    -----------   -----------     -------     ----------
Net income (loss).................................  $(1,053,839)  $ 1,215,515     $(3,753)    $  157,923
                                                    -----------   -----------     -------     ----------
                                                    -----------   -----------     -------     ----------

                               CHANNELNET LIMITED
                              COMPANY INFORMATION
                                   31.5.1999

Incorporated in England on 13th May 1999

Number 3772561

DIRECTORS                                                 B. Lerner Esq. (appointed 16.08.99)
                                                          J. Tubbs Esq. (appointed 16.08.99)
                                                          M. Thompson Esq. (appointed 09.08.99)

REGISTERED OFFICE                                         Enterprise House
                                                          15 Whitworth Street West
                                                          MANCHESTER
                                                          M1 5GS

BANKERS                                                   Whiteway Laidlaw

ACCOUNTANTS                                               Darent Business Services
                                                          Accountants
                                                          51 Leigh Road
                                                          Boothstown Worsley
                                                          MANCHESTER
                                                          M28 1HP

AUDITORS                                                  David Nugent & Co.
                                                          Chartered Certified Accountants
                                                          & Registered Auditors
                                                          51 Leigh Road
                                                          Boothstown Worsley
                                                          MANCHESTER
                                                          M28 1HP

                               CHANNELNET LIMITED
                               DIRECTORS' REPORT

                                   31.5.1999

     The directors present their report and the financial statements for the period ended 31.5.1999.

PRINCIPAL ACTIVITY

     The principal activity of the company is the supply of telecommunications services.

YEAR 2000

     Our business depends on a computerised accounting system to record the transactions. We can confirm that our system has been guaranteed as being year 2000 compliant. However we could be at risk if other parties do not adequately deal with the issue.

     We have assessed the possibility of related failures in our significant suppliers and customers all of whom inform us that they are dealing with the problem. It is impossible to guarantee that no year 2000 problems will remain. However the directors feel that they will be able to deal promptly with any failures that may occur.

DIRECTORS

     The directors of the company during the period 13th May 1999 to 31st May 1999 and their interests in the shares of the company as recorded in the register of directors interests were as follows

                                                                   31.5.1999
                                                                   ORDINARY
                                                                    SHARES
                                                                   ----------
B. Lerner Esq. (appointed 16.08.99)..............................        --
J. Tubbs Esq. (appointed 16.08.99)...............................        --
M. Thompson Esq. (appointed 09.08.99)............................        --

AUDITORS

     David Nugent & Co were appointed as Auditors of the company of 7th August 1999 and have agreed to offer themselves for re-appointment as auditors of the company.

SMALL COMPANY EXEMPTIONS

     This report has been prepared in accordance with the special provisions of
Part VII of the Companies Act 1985 relating to small companies.
                              applicable to small companies.

                                          On behalf of the board

                                          Director

Enterprise House
15 Whitworth Street West
MANCHESTER
11 5GS
9th August 1999

                               CHANNELNET LIMITED
                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

     We are required under company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements we are required to:

         o select suitable accounting policies and apply them consistently;

         o make reasonable and prudent judgements and estimates;

         o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

     We are also responsible for:

         o keeping proper accounting records;

         o safeguarding the company's assets;

         o taking reasonable steps for the prevention and detection of fraud.

                                            On behalf of the board
                                            Director

19th August 1999

                               CHANNELNET LIMITED
                                AUDITORS' REPORT
                       AUDITORS' REPORT TO THE MEMBERS OF
                               CHANNELNET LIMITED

     We have audited the financial statements on pages 5-8 which have been prepared under the accounting policies set out on page 7.

RESPECTIVE RESPONSIBLITIES OF DIRECTORS AND AUDITORS

     As described on page 3, the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material missatatement, whether caused by fraud or error or other irregularity. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31.5.1999 and of its profit for the period 13th May 1999 to 31st May 1999 and have been properly prepared in accordance with the provisions of the Companies Act 1985 applicable to small companies.

                                          David Nugent & Co.
                                          Chartered Certified Accountants
                                          & Registered Auditors

MANCHESTER
19th August 1999

                               CHANNELNET LIMITED
                            PROFIT AND LOSS ACCOUNT
                 FOR THE PERIOD 13TH MAY 1999 TO 31ST MAY 1999

                                                                                                          1999
                                                                                                 NOTE    pounds
                                                                                                 ----   ---------
Turnover                                                                                           2        4,678
Net operating expenses
Administrative expenses                                                                                    (3,155)
                                                                                                        ---------
Profit on ordinary activities
   before taxation                                                                                          1,523
Taxation                                                                                           4         (152)
                                                                                                        ---------
Profit on ordinary activities
   after taxation                                                                                           1,371
   retained for the 13th May 1999 to 31st May 1999                                                 9
                                                                                                        ---------
                                                                                                        ---------

Movements in reserves are shown in note 9.

None of the company's activities were acquired or discontinued during the above financial period.

There are no recognised gains and losses in 1999 other than the profit for the period 13th May 1999 to 31st May 1999.

                               CHANNELNET LIMITED
                                 BALANCE SHEET
                                  AT 31.5.1999

                                                                                                   1999
                                                                                             -----------------
                                                                                      NOTE   pounds    pounds
                                                                                      ----   -------   -------
Current assets
Debtors                                                                                 5      5,497
                                                                                             -------
                                                                                               5,497
Creditors: amounts falling due
   within one year                                                                      6     (4,125)
                                                                                             -------
Net current assets                                                                                       1,372
                                                                                                       -------
Total assets less current liabilities                                                                    1,372
                                                                                                       -------
                                                                                                       -------
Capital and reserves
Called up share capital                                                                 8                    1
Profit and loss account                                                                 9                1,371
                                                                                                       -------
Total shareholders' funds                                                               7                1,372
                                                                                                       -------
                                                                                                       -------

These accounts have been prepared in accordance with:

     (a) The special provisions of Part VII of the Companies Act 1985: and

     (b) The Financial Reporting Standard for Smaller Entities.

The accounts were approved by the board of Directors on 19th August 1999.

Director

                               CHANNELNET LIMITED
                         NOTES ON FINANCIAL STATEMENTS

                                   31.5.1999

1. ACCOUNTING POLICIES

   Basis of accounting

     The financial statements have been prepared under the historical cost accounting rules.

     The company has taken advantage of the exemption from preparing a cash flow statement conferred by Financial Reporting Standard No. 1 on the grounds that it is entitled to the exemptions available in Section 246 to 247 of the Companies Act 1985 for small companies.

   Deferred taxation

     Deferred taxation is provided on the liability method in respect of the taxation effect of all timing differences to the extent that tax liabilities are likely to crystallise in the foreseeable future.

2. TURNOVER

     Turnover represents the amount derived from the provision of goods and services which fall within the company's ordinary activities stated net of value added tax.

     In the opinion of the directors, none of the turnover of the company is attributable to geographical markets outside the UK. (1999 nil)

3. OPERATING PROFIT

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Operating profit is stated after charging
Auditors' remuneration...........................................................    250
                                                                                   -----
                                                                                   -----

4. TAXATION

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Corporation tax on profit on ordinary activities at 10%..........................    152
                                                                                   -----
                                                                                   -----

5. DEBTORS

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Amounts falling due within one year
Other debtors....................................................................  5,497
                                                                                   -----
                                                                                   5,497
                                                                                   -----
                                                                                   -----

6. CREDITORS:   amounts falling due within one year

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Other creditors..................................................................  4,125
                                                                                   -----
                                                                                   4,125
                                                                                   -----
                                                                                   -----

7. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Profit for the financial period 13th May 1999 to 31st May 1999...................  1,371
New share capital subscribed.....................................................      1
                                                                                   -----
Net addition to shareholders' funds..............................................  1,372
Opening shareholders' funds......................................................     --
                                                                                   -----
Closing shareholders' funds......................................................  1,372
                                                                                   -----
                                                                                   -----

8. CALLED UP SHARE CAPITAL

                                                                           1999
                                                                    ------------------
                                                                    NUMBER OF
                                                                    SHARES       POUNDS
                                                                    ---------    -----
Authorised........................................................    1,000      1,000
                                                                      -----      -----
                                                                      -----      -----
Allotted called up and fully paid
Ordinary Shares of pounds 1 each..................................        1          1
                                                                      -----      -----
                                                                      -----      -----

9. PROFIT AND LOSS ACCOUNT

                                                                                   1999
                                                                                   POUNDS
                                                                                   -----
Retained profit for the period 13th May 1999 to 31st May 1999....................  1,371
                                                                                   -----
                                                                                   -----

                                   APPENDIX 1

                               CHANNELNET LIMITED
                       TRADING AND PROFIT AND LOSS ACCOUNT
                      FOR THE PERIOD 13TH MAY 1999 TO 31ST
MAY 1999.

                                                           1999
                                                           ----

                                                       pounds   pounds
                                                       ------   ------

Turnover
    Sales............................................           4,678
Less overheads
    Salaries and wages...............................  2,805
    Auditors' remuneration...........................    250
    Accountants' fees................................    100
                                                       -----
                                                                3,155
                                                                -----

Net profit for the year                                         1,523
                                                                =====

                                   SIGNATURES

IN ACCORDANCE WITH SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED.


Date: December 30, 1999
                                           TELTRAN INTERNATIONAL GROUP, LTD.



                                             By: /s/ Byron R. Lerner
                                                --------------------------------
                                                  Byron R. Lerner
                                            Chief Executive Officer, President
                                             (Principal Executive, Financial
                                                   and Accounting Officer)

                                  EXHIBIT INDEX

EXHIBIT
   NO.       DESCRIPTION*
   ---       ------------


 3.1          --    Certificate of Incorporation*
 3.2          --    Certificate of Ownership and Merger of Spectratek
                    Incorporation by Teltran International Group, Ltd.*
 3.3          --    Amendment to Certificate of Incorporation*
 4.           --    By-Laws(a)
10.1          --    1998 Stock Option Plan*
10.2          --    Employment Agreement between Byron Lerner and Registrant*
10.2(a)       --    Employment Agreement between James Tubbs and Registrant(a)
10.3          --    USA Interconnectivity and Support Agreement dated
                    October 12, 1999*
10.4          --    USA Intellectual Property License Agreement dated
                    October 12, 1999 between OzEmail and Registrant*
10.5          --    Telecommunication Services Agreement dated October 15, 1998 between OzEmail and Registrant*
10.6          --    Extension and Modification of OzEmail Agreement(d)
10.7          --    Subscription Agreement dated June 10, 1999(b)
10.8          --    Memorandum Agreement between Registrant and Antra Holdings
                    Group Inc.(b)
10.9          --    (i)  Exchange Agreement dated as of July 15, 1999 between
                         Barclay Brydon Limited and Teltran International Group,
                         Ltd., as amended by the Closing Memorandum dated
                         August 16, 1999(c)
                    (ii) Memorandum of Closing between and among Barclay Brydon
                         Limited and Teltran International Group, Ltd., dated
                         August 16, 1999(c)
10.10         --    Stockholders' Agreement dated as of September 30, 1999 among
                    Teltran International Group, Ltd.,
                    Antra Group Holdings, Inc., and Recordstogo.com Inc.(e)
10.11         --    Telecommunications Services Agreement between Teltran
                    International, Inc. and Pacific Gateway Exchange(e)
10.12         --    Telecommunications Services Agreement between Teltran
                    International, Inc. and North AmericanGateway, Inc.(e)
10.13         --    Exchange Agreement among Teltran International Group, Inc.
                    and the Sellers named on Schedule A.(e)
10.14         --    Deferred Equipment Purchase Agreement, dated
                    August 16, 1999, between Barclay Brydon Limited and Teltran
                    International Group, Ltd. (f)
10.15         --    ChannelNet Limited Service Provider Agreement with Norweb
                    Telecom Limited, dated November 23, 1999 (f)
21.1          --    Subsidiary List(d)
27            --    Financial Data Schedule*



* Previously filed with the Company's Form 10-SB on March 24, 1999

(a) Filed with the Company's Amendment 1 to its Form 10-SB

(b) Filed with the Company's Amendment 1 to its Form SB-2

(c) Filed with the Company's Form 8-K, dated August 16, 1999.

(d) Filed with the Company's Amendment 2 to its Form SB-2.

(e) Filed with the Company's Amendment 3 to its Form SB-2.


(f) Filed with the Company's Amendment 4 to its Form SB-2.